SONO·TEK Corporation

Making an impact on our world





Sono-Tek Corporation (Nasdaq: SOTK) is a leading global ultrasonic coating equipment provider of engineering and manufacturing coating equipment solutions for applying precision nano to micron thickness uniform thin films. Our equipment serves primarily the medical device, microelectronics/electronics, and alternative energy sectors. Products that are coated with Sono-Tek equipment are making an impact on our lives every day, from lifesaving medical devices to green hydrogen production to protect and preserve our environment.





Left page: A WideTrack wide area nozzle array coating system used in solar cell manufacturing.

Right page: Interior view of a NovoCoat multi-axis system, a pilot scale customizable coating solution suitable for a myriad of applications.

To Our Shareholders

We are pleased to report that Sono-Tek's fiscal year 2024, which ended on February 29, 2024, was a record-breaking year. Our company experienced unprecedented success, with renewed market activity, increased orders, and a backlog reaching the highest levels in our history. Our strategic focus on three major and expanding market segments—electronics and semiconductors, clean energy technologies, and medical device coatings—has proven fruitful and is expected to power us through the foreseeable future.

The semiconductor manufacturing and clean energy coating applications sectors, now bolstered by substantial government funding and incentives, continue to accelerate these already strong segments for us.

Our business is benefiting from three concurrent societal demands: **Clean/Green Energy** is being driven by robust governmental actions and investments, while the global transition towards sustainable energy sources such as wind, hydrogen, and solar is accelerating. Our thin film coating systems play a crucial role in various green technologies, including advanced solar energy, carbon capture, and green hydrogen generation. While the long-term public support for this transition remains uncertain, current market conditions present significant business opportunities for our systems, many of which will continue commercially regardless.

The next area of societal demand is **Medical Technology**, covering everything from implantable devices to diagnostic tools. These technologies require functional and protective thin-film coatings for applications such as lubricity, anti-restenosis, blood testing, and COVID-19 diagnostics. As the global population ages and developing countries seek similar healthcare advancements, we anticipate sustained growth in this sector, reinforcing Sono-Tek's long-term prospects.

The other major driver for our future business is the continued demand for faster and faster **Semiconductors** to serve and support artificial intelligence, cryptocurrency, server farms, and advanced business and entertainment applications. We are fortunate to be working with both the current generation of chip manufacturers as well as critical involvement as part of the supply chain for the fastest chips ever produced, contributing to the next phase of Moore's law evolution.

Beyond these primary sectors, there is much more growth potential for Sono-Tek's future as the demand for increased precision coatings continues and the reduction of hazardous waste in manufacturing is prioritized. Our dedicated, professional team in Milton, New York, along with over thirty global distributors, stands ready to meet these challenges and capitalize on the opportunities ahead.

We thank you for your continued support and look forward to sharing further successes in the future.

Sincerely,

Chris Coccio
Executive Chair



Steve Harshbarger
CEO & President



ALTERNATIVE ENERGY

FlexiCoat platform full line coating solution for the alternative energy sector.





Perovskite solar cell


Hydrogen

Hydrogen production

MEDICAL DEVICES





MediCoat system for coating drug eluting balloon catheters with anti-restenosis drug polymer solutions.



Balloon mounted catheter



Medical lab-on-a-chip diagnostic device

MICROELECTRONICS



FlexiCoat system with pre- and post-load stations (left) and SPT200 with wafer handler module (right). Both systems are designed for coating semiconductor wafers with photoresist.





Automated wafer handling system for high volume photoresist coatings onto semiconductor wafers.

Financial Highlights

AVERAGE SELLING PRICE (ASP) PROGRESSION

As the ASPs of our systems have increased, the volume of lower value ASP system sales remains steady, but makes up a smaller share of our total sales. Higher ASP systems are driving overall growth, reaching $1M+ per order.



Backlog at Fiscal Year End
$ in Millions

Fiscal Year	Value
2019	$3.0
2020	$3.5
2021	$3.8
2022	$5.3
2023	$8.5
2024	$9.1



Revenue
$ in Millions

Fiscal Year	Value
2019	$11.6
2020	$15.3
2021	$14.8
2022	$17.1
2023	$15.1
2024	$19.7



AVERAGE SELL PRICE (ASP) PROGRESSION
% OF TOTAL SALES BY SELL PRICE INCREMENTS
FOR FISCAL YEARS 2017-2024

TOTAL SALES

	FY2017	FY2018	FY2019	FY2020	FY2021	FY2022	FY2023	FY2024
ORDERS >$150,000	9%	14%	17%	32%	36%	27%	19%	29%
ORDERS $75,000-150,000	22%	29%	21%	25%	21%	30%	35%	34%
ORDERS $0-74,999	69%	56%	62%	43%	42%	42%	47%	36%

■ ORDERS $0- 74,999　■ ORDERS $75,000 -150,000　■ ORDERS >$150,000



Gross Margin

Fiscal Year	Value
2019	45%
2020	48%
2021	47%
2022	50%
2023	51%
2024	50%



Cash, Cash Equivalents & Marketable Securities
$ in Millions

Fiscal Year	Value
2019	$5.5
2020	$7.9
2021	$8.7
2022	$10.7
2023	$11.4
2024	$11.8

FISCAL YEAR



Stockholders' Equity
$ in Millions

Fiscal Year	Value
2019	$8.6
2020	$9.8
2021	$11.0
2022	$13.7
2023	$14.6
2024	$16.3

FISCAL YEAR

FIVE YEAR PERFORMANCE HIGHLIGHTS

Fiscal Calendar: March 1st - February 28th

($ in thousands, except employee and per share data)	FY2024	FY2023	FY2022	FY2021	FY2020
Net Sales	$ 19,700	$15,058	$17,133	$14,833	$15,355
Gross Profit	$ 9,845	$ 7,652	$ 8,613	$ 6,997	$ 7,313
Gross Margin	50.0%	50.8%	50.3%	47.2%	47.6%
Selling, General and Administrative Expense	$ 5,776	$ 4,819	$ 4,994	$ 4,012	$ 4,770
% of Sales	29.3	32	29.1	27.0	31.1
Research and Product Development Expense	$ 2,886	$ 2,150	$ 1,730	$ 1,645	$ 1,428
% of Sales	14.7	14.3	10.1	11.1	9.3
Operating Income	$ 1,182	$ 683	$ 1,889	$ 1,340	$ 1,115
Operating Margin	6%	4.5%	11.0%	9.0%	7.3%
Net Income	$ 1,441	$ 636	$ 2,543	$ 1,121	$ 1,107
Diluted Earnings Per Share	$ 0.09	$ 0.04	$ 0.16	$ 0.07	$ 0.07
Weighted Average Shares Outstanding - Diluted	15,774	15,769	15,623	15,672	15,359
Year End Financial Position					
Cash, Cash Equivalents and Marketable Securities	$ 11,847	$11,445	$10,709	$ 8,648	$ 7,879
Total Assets	$ 23,132	$20,175	$17,626	$16,423	$14,743
Total Debt (Long Term)	$ 0	$ 0	$ 0	$1,002*	$ 708
Stockholders' Equity	$ 16,279	$14,634	$13,741	$10,951	$ 9,782
Book Value Per Share	$ 1.03	$ 0.93	$ 0.88	$ 0.71	$ 0.64
Other Year End Data					
Depreciation and Amortization	$ 597	$ 511	$ 436	$ 463	$ 407
Capital Expenditures	$ 795	$ 556	$ 327	$ 344	$ 722
Number of Full-Time Employees	82	73	67	69	76

* PPP loan, forgiven in FY2022

PASSION FOR THE PROCESS

Our vibrant and dynamic company culture is fueled by a passionate team of engineers and technical experts. We take pride in collaborating to develop cutting-edge thin film coating processes for some of the most advanced high-tech products globally. Our employees thrive on their love for technology and the fulfillment of making a tangible impact on the world. Fostering a collaborative atmosphere across all departments is an important focus of our business to create a unified team working toward excellence in all aspects of our customers' experience. This shared enthusiasm and dedication create an environment where innovation and performance flourish.

Delivering Precision Coating Solutions







Example of a Perovskite solar cell

for High-tech Product Development & Manufacturing

Sono-Tek's extensive application engineering expertise enables us to deliver cutting-edge process development capabilities for next-generation thin film coating requirements. Our global laboratory facilities provide comprehensive support to our partners, guiding them through every step of their coating process development. This journey often begins with our testing and process development services and can progress to contract coating, ultimately leading to the acquisition of our large-scale coating solutions. The result is not only equipment sales but strong customer partnerships with lasting industry connections, as well as introduction to new markets for Sono-Tek. Leveraging our ultrasonic coating expertise, we are able to help bring our customers' products to market effectively, at the highest level of quality. These new coating development revenue streams are in the early stages, but they are rapidly gaining momentum and delivering significant value to our customers.

Left: A Sono-Tek engineering tech putting the final touches on a wide area bridge nozzle array with Impact spray shaping assemblies.

Above: Scanning Electron Microscope (SEM) photos of a perovskite solar (inset) coating application from a research article highlighting Sono-Tek coating equipment
Published in: **Advanced Science News** | Title: *Spray-Coated Lead-Free Cs2AgBiBr6 Double Perovskite Solar Cells with High Open-Circuit Voltage*
Authors: Nathan Daem, Jennifer Dewalque, Felix Lang, Anthony Maho, Gilles Spronck, Catherine Henrist, Pierre Colson, Samuel D. Stranks, and Rudi Cloots

Forward-Looking Statements

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, news releases, and other written and oral statements. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations and could cause actual results to differ materially. These factors include, among other considerations, general economic and business conditions; political, regulatory, tax, competitive and technological developments affecting our operations or the demand for our products; inflationary and supply chain pressures; the recovery of the Electronics/Microelectronics and Medical markets; maintenance of increased order backlog; the imposition of tariffs; timely development and market acceptance of new products and continued customer validation of our coating technologies; adequacy of financing; capacity additions, the ability to enforce patents; maintenance of operating leverage; consummation of order proposals; completion of large orders on schedule and on budget; continued sales growth in the medical and alternative energy markets; successful transition from primarily selling ultrasonic nozzles and components to a more complex business providing complete machine solutions and higher value subsystems; and realization of quarterly and annual revenues within the forecasted range of sales guidance.

We undertake no obligation to update any forward-looking statement.

Highlights

Highlights for fiscal 2024 include:

- Net sales for fiscal 2024 increased 31% to $19.7 million from $15.1 million, driven by strong shipments to the Alternative/Clean Energy, Industrial and Medical Markets.

- The Alternative/Clean Energy Market grew by 96%, an increase of $2.94 million, in part due to a $766,000 shipment of a production scale system to a customer in the solar market; with three additional systems valued at $730,000 each to be manufactured for the same customer remaining in backlog and all scheduled to ship in FY2025.

- Gross profit margin for fiscal 2024 decreased to 50% compared to 50.8% in fiscal 2023. Decreased profit margin was a result of product mix and a Q4 FY2024 realignment of our organizational framework as an outcome of completion of several successful R&D endeavors, which shifted some costs from R&D to cost of goods sold (COGS).

- Operating income for fiscal 2024 increased 73% to $1.2 million compared to $683,000 in fiscal 2023, due to the current period's increase in gross profit offset by an increase in operating expenses.

- Despite record sales, equipment related backlog at February 29, 2024 reached a historical fiscal year end high of $9.1 million compared to the backlog at February 28, 2023 of $8.5 million, an increase of 7%. The increase is due to continued strong orders in the second, third and fourth quarters of fiscal 2024 from the clean energy sector.

- Net income was $1.4 million compared to $636k in the prior fiscal year. The increase in net income in fiscal year 2024 is a result of an increase in operating income and interest and dividend income partially offset by an increase in operating expenses, an increase in income tax expense and the creation of a $138k reserve related to certain sales tax expenses.

- As of February 29, 2024, we had no outstanding debt. Cash, cash equivalents and marketable securities increased $400,000 to $11.8 million at February 29, 2024 compared to $11.4 million on February 28, 2023.

- Interest income, dividend income and unrealized gain on marketable securities increased to $562,000 reflecting the high interest rate environment during fiscal 2024.

Market and Geographic Diversity

We have invested significant resources to enhance our market diversity. By leveraging our core ultrasonic coating technology, we have expanded our portfolio of products, the industries we serve, and the countries in which we sell our products.

Today, we serve five industries: microelectronics/electronics, medical, alternative/clean energy, industrial markets, and emerging research and development and other.

We are a geographically diverse company with a presence either directly or through distributors and trade representatives in the United States and Canada, EMEA (Europe, Middle East and Africa), APAC (Asia Pacific) and Latin America (including Mexico). In fiscal 2024, approximately 45% of sales originated outside of the United States and Canada.

We have an established infrastructure of application process development laboratories located at our distributor sites in Japan, China, Germany, Taiwan, Korea and our home office in New York. These laboratories are equipped with Sono-Tek systems and technical personnel to conduct customer demonstrations and process development for new coating applications that our customers bring to us. Our engineering, service and sales teams all continue to grow as we expand our addressable markets and enhance our product line to include larger more sophisticated machinery and systems with increased capabilities.

We believe that the new products we have introduced, the new markets we have penetrated, and the expanded regions in which we now sell our products, are a strong foundation for our future sales growth and enhanced profitability.

Results of Operations

Sales and Gross Profit:

| | Fiscal Year Ended | | | |
	February 29, 2024	February 28, 2023	Change $	%
Net Sales	$19,700,000	$15,058,000	$4,642,000	31%
Cost of Goods Sold	9,855,000	7,406,000	2,449,000	33%
Gross Profit	$ 9,845,000	$ 7,652,000	$2,193,000	29%
Gross Profit %	50.0%	50.8%		

Gross profit increased $2,193,000, or 29% to $9,845,000 for fiscal 2024 compared with $7,652,000 in fiscal 2023. Gross profit margin decreased to 50.0% for fiscal 2024, compared to 50.8% for fiscal 2023. Overall, the gross profit margin on our products remained relatively consistent when compared to fiscal 2023.

In fiscal 2024 the decrease in gross profit margin is due to increased indirect salaries, an increase in transportation expenses, increased installation costs and increased warranty costs. In fiscal 2023, our warranty costs were lower than expected. Warranty costs fluctuate year to year and are a function of product mix. In addition, our gross profit margin decreased due to the reallocation and recharacterization of specific labor expenses from the engineering department to cost of goods sold.

In light of the successful culmination of several innovative R&D endeavors, we have strategically realigned our operational structure. Historically, certain salary expenditures associated with these initiatives were classified under the R&D category during the developmental phase. However, following the recent successful completion of several of these development projects, we have transitioned some of these expenses to the manufacturing labor category. This transition necessitated a change in our organizational framework, where a select group of individuals now fall under the purview of the manufacturing organization rather than the engineering team. Effective December 1, 2023, coinciding with the commencement of the fourth quarter of fiscal 2024, we shifted the cost allocation associated with these individuals to Cost of Goods Sold. This realignment of labor allocation carries no discernible impact on our overarching financial performance; however, it does yield noteworthy adjustments to our cost structure. Notably, while our R&D expenses experienced a modest reduction, our direct labor costs underwent a commensurate increase, resulting in an approximate 2% decline in gross margin for the fourth quarter of fiscal 2024. This trend is anticipated to continue, with a similar annual impact anticipated for fiscal 2025.

Product Sales:

| | Twelve Months Ended | | | | | |
	February 29, 2024	% of Total	February 28, 2023	% of Total	Change $	%
Fluxing Systems	$ 724,000	4%	$ 1,179,000	8%	$ (455,000)	(39%)
Integrated Coating Systems	2,889,000	14%	1,114,000	7%	1,775,000	159%
Multi-Axis Coating Systems	10,075,000	51%	6,785,000	45%	3,290,000	48%
OEM Systems	1,533,000	8%	2,144,000	14%	(611,000)	(28%)
Other	4,479,000	23%	3,836,000	26%	643,000	17%
TOTAL	$19,700,000		$15,058,000		$4,642,000	31%

Total sales for the fiscal 2024 grew by 31%, propelled by heightened demand for our Multi-Axis Coating systems which are commonly used in the clean energy sector. Integrated Coating System sales accelerated by 159%, or $1.8M, to $2.9M due to continued success with our newly developed float glass coating platform and a newly completed custom-built system tailored for a key strategic partner within the solar energy market.

Following uncharacteristically high revenue for Printed Circuit Board "PCB" Fluxing systems for our fiscal year ended February 28, 2023, PCB Fluxing sales dipped by 39% for fiscal 2024. Also, sales to our OEM Printed Circuit Board customers that integrate our ultrasonic nozzles into their own spray fluxers declined, causing OEM sales to decrease by 28%. We believe the slowdown in sales to the PCB spray fluxer market has returned us to what is closer to our historical revenue norms. The dip in OEM sales was largely mitigated by an increase in spare parts and service-related revenue, which is a growing revenue stream, categorized in the "Other" product category.

Market Sales:

	Twelve Months Ended					
	February 29, 2024	% of Total	February 28, 2023	% of Total	Change $	%
Electronics/ Microelectronics ...	$ 5,602,000	29%	$ 5,509,000	37%	$ 93,000	2%
Medical....................	4,180,000	21%	3,702,000	25%	478,000	13%
Alternative Energy.....	5,997,000	30%	3,060,000	20%	2,937,000	96%
Emerging R&D and Other	315,000	2%	347,000	2%	(32,000)	(9%)
Industrial.................	3,606,000	18%	2,440,000	16%	1,166,000	48%
TOTAL......................	$19,700,000		$15,058,000		$4,642,000	31%

Sales to the Alternative/Clean Energy market recorded growth of 96% in fiscal 2024, which were positively impacted by a growing number of our customers transitioning from our R&D systems to production scale systems that carry much higher average selling prices.

Electronics market revenue experienced a modest uptick in fiscal year 2024. This growth was strongly influenced by three significant orders totaling $497,000, from the semiconductor market. However, this positive momentum was partially tempered by a $455,000 decrease in sales from our PCB spray fluxers.

Medical sales rebounded strongly in the second half of Fiscal 2024 and ended with 13% growth for fiscal 2024.

Industrial sales remain very strong, showing growth of 48% for fiscal 2024, influenced by shipment of two next-gen float glass coating systems totaling approximately $700,000, and the last two machines of a multi-system order to a US based customer for $432,000.

Geographic Sales:

	Fiscal Year Ended		Change	
	February 29, 2024	February 28, 2023	$	%
U.S. & Canada	$10,878,000	$ 6,804,000	$4,074,000	60%
Asia Pacific (APAC)	3,268,000	3,260,000	8,000	0%
Europe, Middle East, Asia (EMEA)	4,333,000	3,448,000	885,000	26%
Latin America........................	1,221,000	1,546,000	(325,000)	(21%)
TOTAL...................................	$19,700,000	$15,058,000	$4,642,000	31%

In fiscal 2024, approximately 55% of our sales were to US and Canadian customers. This is compared to 45% in fiscal 2023.

We continue to record strong sales from the U.S. and Canada, growing 60% for fiscal 2024. This achievement can be attributed to various factors, including proactive governmental initiatives such as the CHIPS ACT and the Inflation Reduction Act. Additionally, the ongoing trend of onshoring for high-technology products has significantly bolstered our sales performance in these regions.

Asia sales remained flat for fiscal 2024. While robust sales from the clean energy sector were shown from India, South Korea and Singapore, China sales continue a downward trajectory amidst the uncertain economic landscape prevailing in the region.

In Latin America, we encountered a discernible decline of 21%, representing a reduction of $325,000. This decrease can be largely attributed to the sluggish performance in the spray fluxer segment, a market segment commonly associated with our customer base in this region.

In fiscal 2024, EMEA sales experienced a notable surge, marking a 26% increase equivalent to $885,000. This upward trajectory was driven by robust sales in Ireland, where we secured orders and shipments for two unique machines catering to separate customers within the medical sector. These systems are designed for the specialized coating of unique implantable devices, reflecting our commitment to innovation in thin film coatings on next gen healthcare devices. Furthermore, Germany had continued sales growth of our electrolysis membrane coating systems, impacted by government initiatives aimed at fostering expansion of the clean energy sector.

Operating Expenses:

	Fiscal Year Ended		Change	
	February 29, 2024	February 28, 2023	$	%
Research and product development	$ 2,886,000	$ 2,149,000	$ 737,000	34%
Marketing and selling	3,696,000	3,170,000	526,000	17%
General and administrative	2,080,000	1,650,000	430,000	26%
Total Operating Expenses	$ 8,662,000	$ 6,969,000	$1,693,000	24%

Research and Product Development:

Research and product development costs increased $737,000 to $2,886,000 for fiscal 2024 due to increased salaries and related costs and an increase in research and development materials and supplies, which are used in the focused growth initiatives we continue to implement.

Marketing and Selling:

Marketing and selling costs increased $526,000 to $3,696,000 for fiscal 2024 due to increased salaries and increased travel and trade show expenses.

During fiscal 2024, we expended approximately $505,000 for travel and trade show expenses compared with $398,000 for the prior fiscal year, an increase of $107,000. The increased travel and trade show expenses are a result of the global lifting of COVID-19 restrictions aligning closely with pre-pandemic levels.

General and Administrative:

General and Administrative (G&A) costs increased $430,000 to $2,080,000 for fiscal 2024 due to an increase in salaries, professional fees and corporate expenses. These increases were partially offset by a decrease in stock-based compensation expense.

Effective January 1, 2024, Steve Harshbarger became our Chief Executive Officer and President, having previously served as Chief Operating Officer and President prior to such date. We have implemented adjustments to the allocation of certain expenses in fiscal 2024 associated with this transition. Specifically, we reclassified the expenses related to Mr. Harshbarger's compensation in connection with this positional change. Prior to January 1, 2024, we categorized Mr. Harshbarger's salary under sales expenses due to his instrumental involvement in nurturing strategic accounts. In connection with Mr. Harshbarger's assumption of the principal executive officer role, the costs associated with his compensation have been reallocated to the G&A category ensuring a more precise representation of resource allocation in our financial statements.

In the fourth quarter of fiscal 2024, we were notified by the State of California that we were required to collect sales tax on our shipments to customers in California. According to California, we have both physical and economic nexus in the state and are required to collect sales tax. We have taken the position that we do not have physical nexus, but that we are subject to the economic nexus filing requirements. The California economic nexus requirements have a look back period that began on April 1, 2019.

We are in the process of reviewing our sales to California for the period beginning April 1, 2019. For taxable sales, we are in the process of trying to collect any sales tax due from our customers. As of February 29, 2024, on the basis of a preliminary analysis of our sales to our California customers since April 1, 2019, we have recorded an accrual in the amount of $138,000 for the estimated sales tax, penalties and interest that we may be required to remit to the State of California.

Operating Income:

Our operating income increased $499,000 or 73%, to $1,182,000 in fiscal 2024 compared with $683,000 for the prior fiscal year. In fiscal 2024, the increase in operating margin is a result of an increase in revenue and gross profit offset by an increase in operating expenses. Operating margin for fiscal 2024 increased to 6% compared with 5% in the prior fiscal year. As a percentage of net sales, operating expenses decreased 200 basis points to 44% in fiscal 2024 compared with 46% in fiscal 2023.

Interest and Dividend Income:

Interest and dividend income increased $390,000 to $530,000 for fiscal 2024 as compared with $140,000 for the prior fiscal year. The increase in interest and dividend income is due to the reallocation of our investments into US Treasury securities and certificates of deposit combined with the increase in current interest rates. Our present investment policy is to invest excess cash in highly liquid, low risk US Treasury securities and certificates of deposit. At February 29, 2024, the majority of our holdings are rated at or above investment grade.

Income Tax Expense:

We recorded income tax expense of $303,000 for fiscal 2024 compared with $154,000 for the prior fiscal year. The increase in income tax expense in fiscal 2024 is due to the increase in income before income taxes offset by the application of available research and development tax credits.

Net Income:

Net income increased $805,000 or 127%, to $1,441,000 for fiscal 2024 compared with $636,000 for the prior fiscal year. The increase in net income in fiscal 2024 is a result of an increase in operating income and interest and dividend income partially offset by an increase in operating expenses and an increase income tax expense.

Liquidity and Capital Resources

Working Capital – Our working capital increased $1,006,000 to $12,123,000 at February 29, 2024 from $11,117,000 at February 28, 2023. The increase in working capital was primarily the result of the current year's net income and non-cash charges partially offset by purchases of equipment.

We aggregate cash and cash equivalents and marketable securities in managing our balance sheet and liquidity. For purposes of the following analysis, the total is referred to as "Cash." At February 29, 2024 and February 28, 2023, our working capital included:

	February 29, 2024	February 28, 2023	Cash Increase
Cash and cash equivalents	$ 2,135,000	$ 3,355,000	$(1,220,000)
Marketable securities	9,712,000	8,090,000	1,622,000
Total	$11,847,000	$11,445,000	$ 402,000

The following table summarizes the accounts and the major reasons for the $402,000 increase in "Cash":

	Impact on Cash	Reason
Net income, adjusted for non-cash items	$ 1,915,000	To reconcile increase in cash.
Accounts receivable decrease	163,000	Decrease due to timing of receipts.
Inventories increase	(2,027,000)	Additional inventory purchases and increase in work in process due to customer requirements and supply chain delays in receipt of required components.
Customer deposits increase	582,000	Received for new orders.
Accounts payable	239,000	Timing of disbursements.
Accrued expenses	312,000	Timing of disbursements.
Prepaid and Other Assets decrease	46,000	Decreased prepaid expenses.
Income taxes payable decrease	(33,000)	Timing of disbursements.
Equipment purchases	(795,000)	Equipment and facilities upgrade.
Net increase in cash	$ 402,000	

Stockholders' Equity – Stockholders' equity increased $1,645,000 from $14,634,000 at February 28, 2023 to $16,279,000 at February 29, 2024. The increase was a result of the current year's net income of $1,441,000 and $204,000 in additional equity related to stock-based compensation awards. The details of stock-based compensation are explained in Note 4 in our financial statements.

Operating Activities – We generated $1,164,000 of cash in our operating activities in fiscal 2024 compared with generating $1,325,000 in fiscal 2023. The decrease in cash generated by operating activities was the result of an increase in inventories. This use of cash was partially offset by increases in customer deposits, increases in accounts payable and accrued expenses and decreases in accounts receivable and prepaid expenses.

In fiscal 2024, we used $2,027,000 of cash compared with using $875,000 in fiscal 2023 for the purchase of inventories, a 132% increase. Approximately half of this increase aligns with Sono-Tek's 31% revenue growth, necessitating additional inventory to fulfill order demand efficiently. Of the remaining half of the inventory increase, approximately $730,000, stems from finished goods and work-in-progress items associated with three substantial orders associated with high-volume production systems. These systems boast high average selling prices and lengthy lead times, with all three scheduled for shipment in fiscal year 2025.

In addition, approximately $220,000 of finished goods comprise buy-ahead modules designed to mitigate supply chain challenges. It's anticipated that this figure will decrease to $110,000 by Q3 FY2025, reflecting improved supply chain conditions.

Investing Activities – In fiscal 2024, we used $2,384,000 in our investing activities compared with using $2,811,000 of cash in fiscal 2023. Capital spending in fiscal 2024 was $795,000 for the purchase or manufacture of equipment, furnishings and leasehold improvements and patent costs. This compares with $556,000 for the purchase of equipment and furnishings in fiscal 2023.

In fiscal 2024, we used $1,589,000 of cash compared with using $2,255,000 for the purchase of marketable securities in fiscal 2023.

Bank Credit Facilities:

We currently have a revolving credit line of $1,500,000 and a $750,000 equipment purchase facility, both of which are with a bank. The revolving credit line is collateralized by the Company's accounts receivable and inventory. The revolving line of credit is payable on demand and must be retired for a 30-day period, once annually. As of February 29, 2024, there were no outstanding borrowings under the line of credit.

As of February 29, 2024, $72,000 of the Company's credit line was being utilized to collateralize letters of credit issued to customers that have remitted cash deposits to the Company on existing orders. The unused portion of the credit line was $1,428,000 as of February 29, 2024. The letters of credit expire in fiscal year 2024.

Backlog

We typically disclose our equipment-related backlog at the close of each fiscal quarter. However, we have not previously included our services-related backlog, encompassing repair parts, contract coating, paid applications development time in our laboratories, and purchase orders for planned paid installation commitments, in our reported backlog figures. While historically the services-related backlog has represented an insignificant portion of our total backlog in dollar terms, our strategic focus is aimed at growing this aspect of our business to become significant in the future.

Accordingly, beginning with our fiscal 2024 year-end figures included in this discussion, we will incorporate service-related backlog into our reported total backlog number and present it separately. Despite its current size, we believe that service-related backlog holds potential for considerable growth. At the end of fiscal year 2024, our total backlog amounted to $9,277,168, comprised of $9,079,422 in equipment backlog and $197,746 in services-related backlog.

Off - Balance Sheet Arrangements

We do not have any Off - Balance Sheet Arrangements as of February 29, 2024.

Critical Accounting Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Management's estimates and judgements are continually evaluated and are based on historical experience and expectations regarding future events that are believed to be reasonable under the specific circumstances.

15

Critical accounting estimates are defined as those that are reflective of significant judgments and uncertainties and may potentially result in materially different results under different assumptions and conditions. As of February 29, 2024, management believes that there are no critical accounting policies applicable to the Company that are reflective of significant judgments and or uncertainties.

Accounting for Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Based on management's estimate, if it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Management evaluates the valuation allowance based on current estimates and historical experience. We use a recognition threshold and a measurement attribute for financial statement recognition and measurement tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of February 29, 2024 and February 28, 2023, there were no uncertain tax provisions.

Stock-Based Compensation

The computation of the expense associated with stock-based compensation requires the use of a valuation model. ASC 718 is a complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. ASC 718 requires the recognition of the fair value of stock compensation in net income.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services.

Judgement is required when determining at what point in time control of the Company's manufactured equipment is transferred to its customers. Management's judgement is based on each customer contract and the transfer of control of the equipment to the customer. The sales revenue to be recorded is based on each contract.

Impact of New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. This ASU requires greater disaggregation of information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This ASU applies to all entities subject to income taxes and is intended to help investors better understand an entity's exposure to potential changes in jurisdictional tax legislation and assess income tax information that affects cash flow forecasts and capital allocation decisions. This ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

Other than ASU 2023-09 discussed above, accounting pronouncements issued but not yet effective have been deemed to be not applicable or the adoption of such accounting pronouncements is not expected to have a material impact on the financial statements of the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sono-Tek Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sono-Tek Corporation (the "Company") as of February 29, 2024 and February 28, 2023, the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended February 29, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2024 and February 28, 2023, and the results of its operations and its cash flows for each of the two years in the period ended February 29, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2020.

East Hanover, NJ

May 23, 2024

CONSOLIDATED BALANCE SHEETS

SONO-TEK CORPORATION

	February 29, 2024	February 28, 2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,134,786	$ 3,354,601
Marketable securities	9,711,351	8,090,000
Accounts receivable (less allowance of $12,225)	1,470,711	1,633,866
Inventories	5,221,980	3,242,909
Prepaid expenses and other current assets	207,738	254,046
Total current assets	18,746,566	16,575,422
Land	250,000	250,000
Buildings, equipment, furnishings and leasehold improvements, net	2,832,156	2,624,996
Intangible assets, net	47,566	57,202
Deferred tax asset	1,255,977	667,098
TOTAL ASSETS	$ 23,132,265	$ 20,174,718
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,049,742	$ 810,863
Accrued expenses	1,739,478	1,427,446
Customer deposits	3,419,706	2,838,165
Income taxes payable	414,807	381,421
Total current liabilities	6,623,733	5,457,895
Deferred tax liability	229,534	82,865
Total Liabilities	6,853,267	5,540,760
Commitments and Contingencies (Note 12)		
Stockholders' Equity		
Common stock, $.01 par value; 25,000,000 shares authorized, 15,750,880 and 15,742,073 issued and outstanding as of February 29, 2024, and February 28, 2023, respectively	157,509	157,421
Additional paid-in capital	9,770,387	9,566,898
Accumulated earnings	6,351,102	4,909,639
Total stockholders' equity	16,278,998	14,633,958
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 23,132,265	$ 20,174,718

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

SONO-TEK CORPORATION

	Fiscal Year Ended	
	February 29, 2024	**February 28, 2023**
Net Sales	$19,699,886	$15,058,203
Cost of Goods Sold	9,855,311	7,406,196
Gross Profit	9,844,575	7,652,007
Operating Expenses		
Research and product development	2,885,773	2,149,525
Marketing and selling	3,695,870	3,169,730
General and administrative	2,080,447	1,649,761
Total Operating Expenses	8,662,090	6,969,016
Operating Income	1,182,485	682,991
Other Income (Expense):		
Interest and Dividend Income	529,735	140,042
Net unrealized gain/(loss) on marketable securities	32,360	(33,119)
Income before Income Taxes	1,744,580	789,914
Income Tax Expense	303,117	154,009
Net Income	$ 1,441,463	$ 635,905
Basic Earnings Per Share	$ 0.09	$ 0.04
Diluted Earnings Per Share	$ 0.09	$ 0.04
Weighted Average Shares – Basic	15,743,763	15,735,451
Weighted Average Shares – Diluted	15,774,007	15,769,499

See accompanying
notes to consolidated
financial statements.

SONO-TEK CORPORATION
YEARS ENDED FEBRUARY 29, 2024 AND FEBRUARY 28, 2023

	Common Stock Par Value $.01		Additional Paid – In Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance - February 28, 2022	15,729,175	$157,292	$9,310,287	$4,273,734	$13,741,313
Stock based compensation expense			256,740		256,740
Cashless exercise of stock options	12,898	129	(129)		—
Net Income				635,905	635,905
Balance - February 28, 2023	15,742,073	$157,421	$9,566,898	$4,909,639	$14,633,958
Stock based compensation expense			203,577		203,577
Cashless exercise of stock options	8,807	88	(88)		—
Net Income				1,441,463	1,441,463
Balance - February 29, 2024	15,750,880	$157,509	$9,770,387	$6,351,102	$16,278,998

20

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION

	Fiscal Year Ended	
	February 29, 2024	February 28, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 1,441,463	$ 635,905
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	597,166	510,868
Stock based compensation expense	203,577	256,740
Accounts receivable reserve	—	(43,898)
Inventory reserve	47,875	4,864
Unrealized (gain) loss on marketable securities	(32,360)	33,119
Deferred tax asset, net	(442,210)	(512,337)
(Increase) Decrease in:		
Accounts receivable	163,155	(497,463)
Inventories	(2,026,946)	(874,531)
Prepaid expenses and other assets	46,308	69,258
(Decrease) Increase in:		
Accounts payable	238,879	126,352
Accrued expenses	312,032	(376,582)
Customer deposits	581,541	1,670,197
Income taxes payable	33,386	322,547
Net Cash Provided by Operating Activities	1,163,866	1,325,039
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, furnishings and leasehold improvements	(794,690)	(555,867)
Sale of marketable securities	20,237,051	14,329,159
Purchase of marketable securities, net	(21,826,042)	(16,584,288)
Net Cash Used In Investing Activities	(2,383,681)	(2,810,996)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,219,815)	(1,485,957)
CASH AND CASH EQUIVALENTS:		
Beginning of year	3,354,601	4,840,558
End of year	$ 2,134,786	$ 3,354,601
Supplemental Cash Flow Disclosure:		
Interest Paid	$ —	$ —
Income Taxes Paid	$ 712,092	$ 363,590

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED FEBRUARY 29, 2024 AND FEBRUARY 28, 2023

NOTE 1: BUSINESS DESCRIPTION

Sono-Tek Corporation (the "Company", "Sono-Tek", "We" or "Our") was incorporated in New York on March 21, 1975. We are the world leader in the design and manufacture of ultrasonic coating systems for applying precise, thin film coatings to add functional properties, protect or strengthen surfaces on parts and components for the microelectronics/electronics, alternative energy, medical, industrial and emerging research & development/other markets. We design and manufacture custom-engineered ultrasonic coating systems incorporating our patented technology, in combination with strong applications engineering knowledge, to assist our customers in achieving their desired coating solutions.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expense for fiscal 2024 and fiscal 2023 was $371,000 and $297,500, respectively.

Accounts Receivable, net - In the normal course of business, the Company extends credit to customers. Accounts receivable, less an allowance for credit losses, reflect the net realizable value of receivables and approximate fair value. The Company records a bad debt expense/allowance based on management's estimate of uncollectible accounts. All outstanding accounts receivable accounts are reviewed for collectability on an individual basis.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds, short term commercial paper and short-term certificates of deposit with original maturities of 90 days or less. At February 29, 2024, the Company had $1,819,000 of cash in excess of the FDIC insured limit.

Consolidation - The accompanying consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Industrial Park, LLC ("SIP") in conformity with generally accepted accounting principles in the United States ("GAAP"). SIP operates as a real estate holding company for the Company's real estate operations. All intercompany accounts and transactions have been eliminated in consolidation.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock under the treasury stock method.

Equipment, Furnishings and Leasehold Improvements - Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Fair Value of Financial Instruments - The Company applies Accounting Standards Codification ("ASC") 820, Fair Value Measurement ("ASC 820"), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company's principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity's own assumptions based on market data and the entity's judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts of financial instruments reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The fair values of financial assets of the Company were determined using the following categories at February 29, 2024 and February 28, 2023, respectively:

	Level 1	Level 2	Level 3	Total
Marketable Securities – February 29, 2024	$9,711,351	$ —	$ —	$9,711,351
Marketable Securities – February 28, 2023	$7,361,000	$ 729,000	$ —	$8,090,000

Marketable Securities include certificates of deposit and US Treasury securities, totaling $9,711,351 and $8,090,000 that are considered to be highly liquid and easily tradeable as of February 29, 2024 and February 28, 2023, respectively. US Treasury securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 and certificates of deposit are classified as Level 2 within the Company's fair value hierarchy. The Company's marketable securities are considered to be trading securities as defined under ASC 320 "Investments – Debt and Equity Securities."

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company uses a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of February 29, 2024 and February 28, 2023, there were no uncertain tax positions.

Intangible Assets - Include costs of patent applications which are deferred and charged to operations over seventeen 17 years for domestic patents and twelve 12 years for foreign patents, which is considered the useful life. Amortization expense for the years ended February 29, 2024 and February 28, 2023 was $16,434 and $18,814, respectively. The accumulated amortization of patents is $212,861 and $202,681 at February 29, 2024 and February 28, 2023, respectively. Annual amortization expense of such intangible assets is expected to be approximately $16,000 per year for the next five years.

Inventories - Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods. Management compares the cost of inventory with the net realizable value and, if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. On an ongoing basis, inventory is reviewed for potential write-down for estimated obsolescence or unmarketable inventory based upon forecasts for future demand and market conditions.

Land and Buildings - Land and buildings are stated at cost. Buildings are being depreciated by use of the straight-line method based on an estimated useful life of forty years.

At February 29, 2024 and February 28, 2023, the Company had Land, stated at cost of $250,000.

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment losses were identified or recorded for the years ended February 29, 2024 and February 28, 2023 on the Company's long-lived assets.

Management Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements – In June 2016, the FASB issued ASU 2016-13 - Financial Instruments-Credit Losses-Measurement of Credit Losses on Financial Instruments. Codification Improvements to Topic 326, Financial Instruments – Credit Losses, have been released in November 2018 (2018-19), November 2019 (2019-10 and 2019-11) and a January 2020 Update (2020-02) that provided additional guidance on this Topic. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For SEC filers meeting certain criteria, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For SEC filers that meet the criteria of a smaller reporting company (including this Company) and for non-SEC registrant public companies and other organizations, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company has adopted ASU 2016-13 as updated and the adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted - In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. This ASU requires greater disaggregation of information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This ASU applies to all entities subject to income taxes and is intended to help investors better understand an entity's exposure to potential changes in jurisdictional tax legislation and assess income tax information that affects cash flow forecasts and capital allocation decisions. This ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. This ASU should be applied on a prospective basis although retrospective application is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker ("CODM"), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning

after December 15, 2024, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures, and does not expect the standard will have a material impact on the Company's consolidated financial statements and related disclosures.

Product Warranty - Expected future product warranty expense is recorded when revenue is recognized for product sales.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred.

During fiscal 2024 and fiscal 2023, the Company spent approximately $2,886,000 and $2,149,000, respectively, on research and development activities related to new products and services and the ongoing improvement of existing products and services.

Revenue Recognition - The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

Stock-Based Compensation - The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate; volatility; and expected lives of the awards. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

ASC 718 requires the recognition of the fair value of stock compensation expense to be recognized over the vesting term of such award. The Company accounts for forfeitures as they occur.

NOTE 3: REVENUE RECOGNITION

The Company's sales revenue is derived primarily from short term contracts with customers, which, on average, are in effect for less than twelve months. Sales revenue from manufactured equipment transferred at a single point in time accounts for a majority of the Company's revenue.

Sales revenue is recognized when control of the Company's manufactured equipment is transferred to its customers in an amount that reflects the consideration the Company expects to receive based upon the agreed transaction price. The Company's performance obligations are satisfied when its customers take control of the purchased equipment, in accordance with the contract terms. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances. Discounts and allowances are determined when a transaction is negotiated. The Company does not grant its customers or independent representatives the ability to return equipment nor does it grant price adjustments after a sale is complete.

The Company does not capitalize any sales commission costs related to the acquisition of a contract. All commissions related to a performance obligation that are satisfied at a point in time are expensed when the customer takes control of the purchased equipment and revenue is recognized.

The Company applies the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one-year or less.

At February 29, 2024, the Company had received $3,420,000 in cash deposits, representing contract liabilities, and had issued Letters of Credit in the amount of $72,000 to secure these cash deposits. At February 29, 2024, the Company was utilizing $72,000 of its available credit line to collateralize these letters of credit.

At February 28, 2023, the Company had received $2,838,000 in cash deposits, representing contract liabilities, and had issued Letters of Credit in the amount of $145,000 to secure these cash deposits. At February 28, 2023, the Company was utilizing $145,000 of its available credit line to collateralize these letters of credit.

The Company's sales revenue, by product line is as follows:

| | Twelve Months Ended | | | |
	February 29, 2024	% of total	February 28, 2023	% of total
Fluxing Systems	$ 724,000	4%	$ 1,179,000	8%
Integrated Coating Systems	2,889,000	14%	1,114,000	7%
Multi-Axis Coating Systems	10,075,000	51%	6,785,000	45%
OEM Systems	1,533,000	8%	2,144,000	14%
Other	4,479,000	23%	3,836,000	26%
TOTAL	$ 19,700,000		$ 15,058,000	

NOTE 4: STOCK-BASED COMPENSATION

Stock Options – In May 2023, the Company's Board of Directors authorized the creation of the 2023 Stock Incentive Plan (the "2023 Plan") pursuant to which the Company may grant up to 2,500,000 options or shares to officers, directors, employees and consultants of the Company and its subsidiaries. The Company's shareholders approved the adoption of the 2023 Plan in August 2023. The 2023 Plan replaced the 2013 Stock Incentive Plan (the "2013 Plan") under which no additional options or shares could be granted after June 2023. There are currently 65,793 and 229,749 options outstanding, respectively, under the 2023 Plan and the 2013 Plan.

Under the 2023 Stock Incentive Plan, as amended (the "2023 Plan"), options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 2,500,000 shares of the Company's common stock. Under the 2023 Plan options expire ten years after the date of grant.

During fiscal 2024, the Company granted options to acquire 54,813 shares to employees exercisable at prices ranging from $4.79 to $5.60 and options to acquire 18,380 shares to the non-employee members of the board of directors with an exercise price of $4.79. The options granted to employees and directors vest over three years and expire in ten years. The options granted by the Company during fiscal 2024 had a combined weighted average grant date fair value of $3.11 per share.

During fiscal 2023, the Company granted options to acquire 28,239 shares to employees exercisable at prices ranging from $5.45 to $5.96 and options to acquire 16,500 shares to the non-employee members of the board of directors with an exercise price of $5.50. The options granted to employees and directors vest over three years and expire in ten years. The options granted by the Company during fiscal 2023 had a combined weighted average grant date fair value of $3.44 per share.

A summary of the activity for both plans, for fiscal 2024 and fiscal 2023 is as follows:

| | Stock Options | | Weighted Average Exercise Price $ | | Remaining |
	Outstanding	Exercisable	Outstanding	Exercisable	Term-Years
Balance - February 28, 2022 ...	253,710	61,690	$ 4.46	$ 3.53	8.94
Granted...............................	44,739		5.71		
Exercised............................	(16,973)		(1.77)		
Cancelled............................	(30,717)		(4.66)		
Balance - February 28, 2023 ...	250,759	133,609	$ 4.84	$ 4.62	8.52
Granted...............................	73,193		$ 5.02		
Exercised............................	(19,701)		(3.62)		
Cancelled............................	(8,709)		(4.20)		
Balance - February 29, 2024 ...	295,542	181,376	$ 4.99	$ 4.89	8.04

The aggregate intrinsic value of the Company's vested and exercisable options at February 29, 2024 was $167,709.

For the years ended February 29, 2024 and February 28, 2023 the Company recognized $203,577 and $256,740 in stock based compensation expense, respectively. Such amounts are included in general and administrative expenses on the consolidated statements of income. Total compensation expense related to non-vested options not yet recognized as of February 29, 2024 was $298,000 and will be recognized over the next three years based on vesting date. The amount of future stock option compensation expense could be affected by any future option grants or by any forfeitures. During the year ended February 29, 2024, the Company had net settlement exercises of stock options, whereby, the optionee did not pay cash for the options but instead received the number of shares equal to the difference between the exercise price and the market price on the date of exercise. Net settlement exercises during the year ended February 29, 2024 resulted in 8,807 shares of common stock issued.

Determining the appropriate fair value of the stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and the expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

The expected term of the options is estimated based on the Company's historical exercise rate. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses its expected volatility of the price of the Company's common stock based on historical activity. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The weighted-average fair value of options has been estimated on the date of grant using the Black-Scholes options-pricing model. The weighted-average Black-Scholes assumptions are as follows:

| | Fiscal Year Ended | |
	February 29, 2024	February 28, 2023
Expected life..	5 - 8 years	5 - 8 years
Risk free interest rate	2.82% - 4.39%	2.82% – 4.02%
Expected volatility....................................	55.02% - 62.48%	55.02% - 62.01%
Expected dividend yield	0%	0%

NOTE 5: INVENTORIES

Inventories consist of the following:

	February 29, 2024	February 28, 2023
Raw materials and subassemblies........................	$2,270,567	$1,868,689
Finished goods	1,785,952	613,915
Work in process..	1,165,461	760,305
Total...	$5,221,980	$3,242,909

The Company maintains an allowance for slow-moving inventory for raw materials and finished goods. The recorded allowances at February 29, 2024 and February 28, 2023, totaled $380,400 and $332,525, respectively.

NOTE 6: BUILDINGS, EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Buildings, equipment, furnishings and leasehold improvements consist of the following:

	February 29, 2024	February 28, 2023
Buildings	$ 2,250,000	$ 2,250,000
Laboratory equipment	1,733,911	1,647,951
Machinery and equipment	1,891,345	1,807,817
Leasehold improvements	924,356	789,044
Trade show and demonstration equipment	1,151,899	1,137,346
Furniture and fixtures	1,771,084	1,302,545
Totals	9,722,595	8,934,703
Less: Accumulated depreciation	(6,890,439)	(6,309,707)
	$ 2,832,156	$ 2,624,996

Depreciation expense for the years ended February 29, 2024 and February 28, 2023 was $580,732 and $492,055, respectively.

NOTE 7: ACCRUED EXPENSES

Accrued expenses consist of the following:

	February 29, 2024	February 28, 2023
Accrued compensation	$ 579,757	$ 352,619
Estimated warranty costs	524,875	500,650
Accrued sales tax	152,547	–
Accrued commissions	133,771	157,927
Professional fees	74,826	100,921
Other accrued expenses	273,702	315,329
Total accrued expenses	$ 1,739,478	$ 1,427,446

NOTE 8: REVOLVING LINE OF CREDIT

The Company has a $1,500,000 revolving line of credit at prime which was 8.50% at February 29, 2024 and 7.75% at February 28, 2023. The revolving credit line is collateralized by the Company's accounts receivable and inventory. The revolving credit line is payable on demand and must be retired for a 30-day period, once annually. If the Company fails to perform the 30-day annual pay down or if the bank elects to terminate the credit line, the bank may, at its option, convert the outstanding balance to a 36-month term note with payments including interest in 36 equal installments.

As of February 29, 2024, $72,000 of the Company's credit line was being utilized to collateralize Letters of Credit issued to customers that have remitted cash deposits to the Company on existing orders. The Letters of Credit expire in April 2024. As of February 29, 2024, there were no outstanding borrowings under the line of credit and the unused portion of the credit line was $1,428,000.

As of February 28, 2023, $145,000 of the Company's credit line was being utilized to collateralize Letters of Credit issued to customers that have remitted cash deposits to the Company on existing orders. The Letters of Credit expired in May and July 2023. As of February 28, 2023, there were no outstanding borrowings under the line of credit and the unused portion of the credit line was $1,355,000.

NOTE 9: INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate of 21% to pre-tax income as follows:

	February 29, 2024	February 28, 2023
Expected federal income tax	$ 366,362	$ 165,882
State tax, net of federal	52,510	37,204
Research and development tax credits	(161,525)	(127,329)
Permanent differences	45,770	78,252
Income tax expense	$ 303,117	$ 154,009

Components of the current and deferred tax expense are as follows:

	February 29, 2024	February 28, 2023
Current:		
Federal	$ 716,003	$ 438,263
State	123,743	83,525
Total current income tax	839,746	521,788
Deferred:		
Federal	(471,396)	(321,458)
State	(65,233)	(46,321)
Total deferred income tax	(536,629)	(367,779)
Income tax expense	$ 303,117	$ 154,009

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and projections for future taxable income over periods in which the deferred tax assets are deductible. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The incorporation of the new tax laws for 2023, requires the Company to capitalize for income tax purposes research and development expenses incurred during the year and for such expenses to be amortized over a five year period. As a result, a deferred tax asset "Capitalized R&D expenses – IRC Section 174" has been recorded.

The Company does not have any uncertain tax positions in 2024. There are no interest and penalties related to uncertain tax positions in 2024. As of February 29, 2024, open years related to the federal and state jurisdictions are 2023, 2022 and 2021.

The deferred tax asset and liability are comprised of the following:

	February 29, 2024	February 28, 2023
Deferred tax asset		
Allowance for inventory	$ 91,000	$ 76,000
Allowance for accounts receivable	3,000	3,000
Capitalized R&D expenses – IRC Section 174	985,000	441,000
Accrued expenses and other	177,000	147,000
Deferred tax asset – Long Term	$1,256,000	$667,000
Deferred tax liability		
Building and leasehold depreciation	(230,000)	(83,000)
Deferred tax liability – Long Term	$ (230,000)	$ (83,000)

NOTE 10: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	February 29, 2024	February 28, 2023
Numerator for basic and diluted earnings per share	$ 1,441,463	$ 635,905
Denominator for basic earnings per share - weighted average	15,743,763	15,735,451
Effects of dilutive securities:		
Stock options for employees, directors and outside consultants	30,244	34,048
Denominator for diluted earnings per share	15,774,007	15,769,499
Basic Earnings Per Share – Weighted Average	$ 0.09	$ 0.04
Diluted Earnings Per Share – Weighted Average	$ 0.09	$ 0.04

NOTE 11: CUSTOMER CONCENTRATIONS AND FOREIGN SALES

Export sales to customers located outside the United States and Canada were approximately as follows:

	February 29, 2024	February 28, 2023
Asia Pacific (APAC)	3,268,000	3,260,000
Europe, Middle East, Asia (EMEA)	4,333,000	3,448,000
Latin America	1,221,000	1,546,000
	$ 8,822,000	$ 8,254,000

During fiscal 2024 and fiscal 2023, sales to foreign customers accounted for approximately $8,822,000 and $8,254,000, or 45% and 55% respectively, of total revenues.

For the fiscal years ended February 29, 2024 and February 28, 2023, no single customer accounted for more than 10% of the Company's revenues.

Two customers accounted for 26% of the outstanding accounts receivables February 29, 2024.

Two customers accounted for 28% of the outstanding accounts receivables at February 28, 2023.

The Company had two customers which accounted for 14% of sales during fiscal 2023. Four customers accounted for 44% of the outstanding accounts receivables at February 28, 2023.

NOTE 12: COMMITMENTS AND CONTINGENCIES

Other than the letters of credit discussed in Notes 3 and 8, the Company did not have any material commitments or contingencies as of February 29, 2024.

The Company is subject, from time to time, to claims by third parties under various legal disputes. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company's liquidity, financial condition, and cash flows. As of February 29, 2024, the Company did not have any pending legal actions.



SHAREHOLDER INFORMATION

Corporate Headquarters
Sono-Tek Corporation
Sono-Tek Industrial Park
2012 Route 9W
Milton, NY 12547 USA
845-795-2020
www.sono-tek.com

2024 Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00AM ET on August 22, 2024 at Sono-Tek Corporation headquarters.

Investor Relations
Investors, stockbrokers, security analysts and others seeking information should contact:

Stephen J. Bagley, CPA
Chief Financial Officer
Sono-Tek Corporation
info@sono-tek.com

PCG Advisory, Inc.
Kirin Smith
ksmith@pcgadvisory.com

Transfer Agent
For services such as reporting a change of address, replacement of lost stock certificates and changes in registered ownership, or for inquiries about your account, contact:

Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
www.equiniti.com

Corporate Counsel
Eilenberg & Krause LLP
335 Madison Avenue, 9th Floor
New York, NY 10017
www.eeklaw.com

Independent Accountants
Marcum LLP
100 Eagle Rock Avenue, Suite 200
East Hanover, NJ 07936

Executive Leadership
Dr. Christopher L. Coccio
Executive Chairman of the Board

R. Stephen Harshbarger
CEO & President

Stephen J. Bagley, CPA
Chief Financial Officer

Chris Cichetti
*Vice President,
Sales & Application Engineering*

Maria Kuha
*Vice President, Manufacturing Operations,
Procurement & Logistics*

Board of Directors
Dr. Christopher L. Coccio
Executive Chairman of the Board

R. Stephen Harshbarger
CEO & President

Dr. Joseph Riemer [2,3*]
*Consultant, Retired President and
Vice President, Food Business Development,
Sono-Tek Corporation*

Philip Strasburg, CPA [1*,2]
Former Partner, Anchin Block and Anchin, LLP

Carol O'Donnell [1,3]
*Chief Executive Officer of Protege
Partners, LLC*

Dr. Donald Mowbray [2*]
*Independent Science Consultant; Retired
Director, Mechanical Engineering Laboratory,
GE R&D Center*

Eric Haskell, CPA [1]
*Retired, Executive Vice President and
Chief Financial Officer, SunCom Wireless
Holdings, Inc.*

Dr. Adeniyi Lawal
*Chairman of the Chemical Engineering
and Material Sciences Department,
Stevens Institute of Technology*

1 Audit Committee
2 Compensation Committee
3 Nominations Committee
* Committee Chairman



SONO•TEK Corporation

NASDAQ: SOTK
2012 Route 9W
Milton, New York 12547
Email: info@sono-tek.com